

Agelity™

AGELITY RETAIL SPONSOR AGREEMENT

THIS AGREEMENT, to be effective the 1st day of May, 2008, is between Agelity, Inc. with headquarters at 115 Broad Hollow Road Melville, NY 11747 (hereinafter referred to as "AGELITY") and GetRxRelief, LLC presently located at 6 Alton Avenue Voorhees, NJ 08043 (hereinafter referred to as "SPONSOR").

WITNESSETH:

WHEREAS, AGELITY maintains a national pharmacy discount network (hereinafter referred to as "PLAN"); and

WHEREAS, AGELITY wishes to provide the PLAN to the Sponsor; and

WHEREAS, SPONSOR is desirous of retaining the services of AGELITY for the management of the PLAN; and

WHEREAS, SPONSOR wishes to provide the PLAN to their eligible members; and

WHEREAS, this agreement supersedes all prior agreements between AGELITY and SPONSOR and;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

DEFINITIONS

1. "100% CO-PAYMENT" means that amount of money the member must pay covers the total cost of the prescription.
2. "AVERAGE WHOLESALE PRICE" (AWP) Price for a Pharmaceutical Product as provided in the First DataBank or MediSpan price file and updated no less than twice monthly.
3. "CO-PAYMENT" means that amount of money the member must pay for each prescription filled or refilled under this Agreement.
4. "ELIGIBLE DEPENDENT" means the member's spouse and dependent children.
5. "ELIGIBLE MEMBER" means any individual that SPONSOR identifies as being eligible for the PLAN under this Agreement.
6. "LEGEND DRUGS" means any substance Federal or State, restricted drug or Bulk Medicinal Substance, commonly referred to as a "prescription drug" which by Law cannot be dispensed without a prescription.

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7. "LICENSED PHYSICIAN" means a licensed Doctor of Medicine (M.D.), or Doctor of Osteopathy (D.O.), Doctor of Podiatry (D.P.M.) or Doctor of Dentistry (DDS) when acting within the scope of his/her practice.

8. "PARTICIPATING PHARMACY" means any pharmacy that has entered into a participating pharmacy agreement with AGELITY and is required to provide pharmaceutical services to Sponsor's members and dependents.

9. "PRESCRIPTION" means the legal request for prescription legend drugs issued by a duly licensed physician as defined in this Agreement.

10. "USUAL AND CUSTOMARY" means the reasonable, usual or customary fees charged by Pharmacy which do not exceed the fees Pharmacy would charge any other person regardless of whether the person is a member.

BENEFITS

1. The Plan covers all Legend Drugs

2. The Plan contains no quantity dispensing limits

3. The Plan has no "refill to soon" limits

MEMBER REQUIREMENTS

1. All member are required to make a 100% co-payment for all prescriptions at the point of sale

2. All members and dependents must present to participating pharmacy a properly completed identification card in order for the pharmacy to provide the required service.

DUTIES OF AGELITY

AGELITY will perform the following duties under this Agreement subject to the performance standards described below:

1. Provide all personnel, equipment, and facilities necessary to perform the claims processing operations for all claims submitted under this Agreement.

2. Review all claims to determine whether each claim is payable.

3. Maintain complete, current and accurate listings of AGELITY participating pharmacies and provider files.

4. AGELITY shall provide SPONSOR with monthly utilization summary report(s).

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5. AGELITY agrees to provide electronic security for the SPONSOR member database and AGELITY will ensure access to the SPONSOR member database only by those AGELITY employees required to complete the responsibilities of AGELITY under this contract.

6. Maintain at its sole cost and expense a toll free line for access by Participating Pharmacies or SPONSOR for matters related with the use of the discount prescription card.

7. At its sole cost and expense, arrange for the issuance of unique group numbers for SPONSOR's distribution partners and of a single activation number for each group issued as defined by SPONSOR, within 5 days of SPONSOR's request.

8. Safeguard and keep confidential all SPONSOR provided data, including all member information and ensure that all such data is maintained by AGELITY in accordance with HIPAA regulations and any other applicable law or industry standard.

9. Ensure participating pharmacies accept the discount prescription card.

DUTIES OF SPONSOR

SPONSOR shall have the following duties with respect to this Agreement:

1. SPONSOR will use its best efforts to oversee the distribution of the programs prescription drug identification card, member guide and other inserts to all of SPONSOR subscribers.

2. SPONSOR will maintain and provide to AGELITY the eligibility file of eligible members.

3. SPONSOR is responsible for all member customer service correspondence and must include a customer service number on the member identification card.

4. SPONSOR is responsible for adhering to all applicable local, state and federal rules and regulations pertaining to pharmacy discount programs including, but not limited to, filing and registering of sponsor program(s).

5. SPONSOR is responsible for providing to AGELITY copies of all applicable local, state and federal filings and registrations of sponsor pharmacy discount program(s).

6. SPONSOR must submit to Agelity all PLAN marketing materials for approval prior to distribution.

7. SPONSOR must submit to Agelity PLAN identification card layout specification for approval prior to distribution.

8. SPONSOR agrees to use Agelity as its exclusive claims processor and pharmacy network provider.

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TERM AND TERMINATION

1. This Agreement shall remain in full force and effect, unless otherwise terminated, for a term of three (3) years. The term of this Agreement shall be automatically renewed for successive additional one year terms unless written notice to the contrary is given by either party. Written termination notice must occur not less than one hundred eighty (180) days prior to the end of the current term.

2. In the event of any material breach of any term of this Agreement, the non-breaching party may terminate as hereinafter provided. The party complaining of such breach shall give the other party written notice of the breach. The breaching party shall have thirty (30) days in which to correct. Upon failure to correct, the complaining party may terminate this Agreement on thirty (30) days written notice.

3. Neither party shall be liable to the other for any special, consequential or liquidated damages. Liability of either party to the other in the event of any material breach of any term of this Agreement shall be limited to recovery of the loss of any revenues occasioned by any such breach.

NON-SOLICITATION

SPONSOR acknowledges that the Agelity Pharmacy Network has been developed by Agelity through substantial expenditure of time, effort and expense. Accordingly, SPONSOR agrees that during the Term of this Agreement and for a period of one (1) year from the date of termination of this Agreement for any reason, SPONSOR shall not, directly or indirectly, itself or on behalf of any other person or entity, solicit, interfere with or induce any Pharmacy comprising the Agelity Pharmacy Network.

CONFIDENTIAL INFORMATION

Neither party shall disclose any information or knowledge concerning the other party's claims, accounting procedures, or histories, all of which are deemed confidential information except as otherwise required by law. All data, information, and knowledge supplied by AGELITY shall be used by SPONSOR exclusively for the purposes of performing this Agreement. It is agreed that all computer programs, flow charts, screens and applications, routines, subroutines, data banks, and formulae relating to the processing, handling, or treatment of data developed or brought to the performance of this Agreement by either party in the processing and payment of claims under this Agreement shall be and remain the property of the developer. Upon termination of this Agreement, AGELITY shall return to SPONSOR all confidential information provided by SPONSOR including, without limitation, all copies and electronic magnetic versions thereof. Upon termination of the Agreement, SPONSOR shall return to AGELITY all confidential information and manuals provided to SPONSOR by AGELITY including, without limitation, all copies and electronic magnetic versions.

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Agelity™

INDEMNIFICATION

AGELITY shall indemnify, defend and hold harmless SPONSOR, its officers, directors, stockholders, employees and agents from and against any and all claims, actions, demands, costs and expenses, including reasonable attorney fees and disbursements, as a result of a breach by AGELITY of any of its obligations under this Agreement or arising out of the negligent act or omission or willful misconduct of AGELITY.

SPONSOR shall indemnify, defend and hold harmless AGELITY, its officers, directors, stockholders, employees and agents from and against any and all claims, actions, demands, costs and expenses, including reasonable attorney fees and disbursements, as a result of a breach by SPONSOR of any of its obligations under this Agreement or arising out of the negligent act or omission or willful misconduct of SPONSOR, subject to the terms of this Agreement.

ARBITRATION

Any and all controversies in connection with and/or arising out of this Agreement shall be exclusively settled by arbitration in accordance with the Rules of the American Arbitration Association. The award of the arbitrator shall be final and binding on the parties and judgment upon such award may be entered in any court having jurisdiction thereof. Arbitration under the provision shall be conducted in the state of New York unless otherwise agreed to by the parties.

ACCEPTANCE OF OFFER

Notwithstanding anything to the contrary set forth above, this Agreement shall not be binding upon AGELITY unless and until the Agreement shall be signed and executed by a duly authorized officer of AGELITY. The signing of this Agreement by SPONSOR constitutes an offer only until the same has been accepted.

PROFESSIONAL JUDGMENT

Nothing in this Agreement shall be construed to require participating pharmacy to dispense any Prescription Medication if, in the pharmacist's professional judgment, such medication should not be dispensed.

GENERAL

1. Neither of the parties to the Agreement, nor any of their respective employees, shall be construed to be the agent, employee or representative of the other, or liable for any acts of omission or commission on the part of the other.

2. This Agreement may not be assigned by either party without the express written consent of the other party.

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3. The headings contained in the Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

4. Both parties reserve the right to and control of the use of their names, symbols, trademarks or service marks presently existing or hereafter established.

5. Neither the failure nor any delay on the part of either party to exercise any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. In the event either party should waive any breach of any provision of this Agreement, it will not be deemed or construed as a waiver of any other breach of the same or different provision.

6. The invalidity or non-enforceability of any term or provision of this Agreement shall in no way affect the validity or enforceability of any other term or provision.

7. Notices shall be in writing and shall be sent by return receipt mail addressed to the other party at the address shown in this Agreement.

8. This Agreement and the exhibits and schedules attached hereto shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9. Any modification or amendment to this Agreement or additional obligation assumed by any party in connection with this Agreement shall be binding only if evidenced in a writing signed by each party or an authorized representative of each party.

10. This Agreement shall constitute the entire Agreement between the parties and any prior understanding or representation of any kind preceding this Agreement shall not be binding upon any party except to the extent incorporated in this agreement.

11. Each of the parties represents and acknowledges that they have read this Agreement and that they understand the same and that they have entered into this Agreement voluntarily.

12. Each party executing this Agreement specifically warrants and represents that he or she has full power and authority to execute this Agreement and that he or she understands the terms of this Agreement. Each person executing this Agreement represents that he or she has not transferred or assigned or otherwise conveyed in any manner or form any of the rights, obligations or claims which are the subject matter of this Agreement.

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TERMS

1. Agelity will provide, at no cost to SPONSOR, the development and hosting of web based SPONSOR branded Pharmacy Locator and Drug Pricing tools.

2. AGELITY shall pay to SPONSOR the applicable "Rate" according to Schedule 1 for each transaction fee AGELITY collects from participating pharmacies.

Schedule 1

Tier	Billable Claims Per Month		Rate
	Min	Max	
1	0	50,000	$ 2.00
2	50,001	and above	$ 3.00

3. Transaction fees only apply to prescriptions that adjudicate at negotiated discount rates. Prescriptions that adjudicate at the pharmacy's Usual & Customary price do not qualify for transaction fee payment and are not considered "Billable".

4. AGELITY is under no obligation to pay uncollected transaction fees to SPONSOR if for any reason these funds can not be collected from participating pharmacies.

5. Transaction fees will be paid within 45 days of the end of each month.

6. All SPONSOR implementation and setup fees have been waived.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Agelity, Inc.	GetRxRelief, LLC
Company	*Company*
Robert E. Duggan	Gerard J. Ferro
Name	*Name*
President & CEO	Chief Executive Officer
Title	*Title*
Signature	*Signature*
	5-6-08
Date	*Date*